SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR NO 1 Customer Service StatISTICs - OCTOBER 2009

Ryanair, the World's favorite airline, today (Friday, 20th November 2009) released its customer service statistics for October.  Ryanair has a policy of publishing its customer service statistics each month.
These confirm that Ryanair delivers Europe's No 1 customer service to airline passengers.

During the month of October 2009:

•     88% of over 37,000 Ryanair flights arrived on time.

•     Less than 1 (0.62) complaint per 1,000 passengers received.

•     Less than 1 (0.29) mislaid bag claim per 1,000 passengers was received.

CUSTOMER SERVICE STATISTICS OCTOBER 2009	2008	2009
On-time flights	86%	88%
Complaints per 1,000 pax	0.60	0.62
Baggage complaints per 1,000 pax	0.37	0.29
Complaints answered with 7 days	99%	99%

•     Ryanair is the No.1 on-time airline (beating Easyjet every week since 2003);

•     Easyjet hasn't published its on-time statistics since 27 April '09 - late again?;

•     Only Ryanair guarantees the lowest fares and 'no fuel surcharges ever';

•     Ryanair operates Europe's youngest, greenest, cleanest fleet.

Ends.                                                                                                                      Friday, 20th November 2009

For further information

please contact:

Stephen McNamara                    Pauline McAlester

Ryanair                                        Murray Consultants

Tel: 00 353 1 812 1271                Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  20 November, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary